FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2012

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

Item

1	Material fact dated October 19, 2012.

MATERIAL FACT

Banco Santander, S.A. (“Santander”) announces that it has reached an agreement with Elavon Financial Services Limited (“Elavon”) to jointly develop in Spain the payment services business for credit and debit cards through merchant’s point of sale terminals.

The transaction involves the incorporation of a joint venture company whose share capital will be held 51% by Elevon and 49% by Santander, and to which Santander Group will transfer its aforementioned payment services business in Spain (excluding that of Banesto).

The agreement values the transferred business at EUR 165.8 million and will generate an extraordinary result of approximately EUR 86.6 million after tax. Santander Group will use the pre-tax extraordinary capital gain (approximately EUR 123.7 million) to partially cover provisions pending as of end of September 2012 and required by the Spanish royal decree-laws enacted in February and May regarding provisioning of real estate assets in Spain.

The transaction is subject to obtaining the authorization from the Spanish General Directorate of the Treasury and Public Finance to incorporate the joint company as a payment services entity and to the approval of the EU competition authorities and is expected to close before year end.

Boadilla del Monte (Madrid), October 19, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: October 19, 2012	By:	/s/ José Antonio Álvarez

Name: José Antonio Álvarez
Title: Executive Vice President